Exhibit 99.1

Ecopetrol S.A. approves establishment of energy marketing company

The Ecopetrol S.A. board of directors approved the establishment of Sociedad Ecopetrol Energía S.A.S. E.S.P, which is directly and indirectly wholly owned by Ecopetrol.

The main purpose of the new Bogota-based company will be energy generation, conversion and marketing, as well as providing services related, connected or complementary to electricity generation, conversion and marketing for the Ecopetrol Business Group and third parties, subject to Laws 142 and 143 of 1994.

The establishment of the new subsidiary is aimed at reducing electricity costs to optimize the costs of Business Group Ecopetrol S.A.

This company’s authorized share capital will be three billion Colombian pesos (3,000 MM COP). As a step prior to establishing the company, Ecopetrol S.A. must process and obtain the corresponding national government approval; once obtained, this will allow it to establish the company, which will be reported to the market by this same method.

Bogotá D.C., October 24, 2017

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co